SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

November 22, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Madeleine Mateo

Re:	Accelerant Holdings

Draft Registration Statement on Form S-1

Amendment No. 4 submitted on April 1, 2024

CIK No. 0001997350

Ladies and Gentlemen:

On behalf of our client, Accelerant Holdings (the “Registrant”), we hereby confidentially submit this letter in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 11, 2024 (the “Comment Letter”), relating to the above referenced amended Draft Registration Statement on Form S-1 submitted to the Commission (the “Registration Statement”). We are concurrently confidentially submitting via EDGAR this letter and an amendment to the Registration Statement (“Amendment No. 5”).

In this letter, we have recited the comments from the Staff in italicized and bolded type and have followed each comment with the Registrant’s response in ordinary type. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to Amendment No. 5.

There is U.S. federal income tax risk associated with reinsurance, page 56

1.

We note that you no longer disclose that you have made a 953(d) election. Revise this risk factor to provide investors with more disclosure about the extent to which you are reliant on cash flows between your U.S. insurers and Accelerant Re Cayman or other subject reinsurers.

The Registrant acknowledges the Staff’s comment and notes that it withdrew its 953(d) election for the 2023 and prior tax years for Accelerant Re Cayman (which had not yet been approved by the IRS and therefore never became effective, and which withdrawal was subsequently acknowledged by the United States Internal Revenue Service). The Registrant has revised its disclosure on page 57 of the Registration Statement to state that its internal reinsurance has been restructured so that its non-U.S. reinsurer (Accelerant Re Cayman) only reinsures business from its non-U.S. ceding companies for U.S. federal income tax purposes. Therefore, Accelerant Re Cayman no longer has any (and is not reliant on) cash flows from the Registrant’s U.S. insurers.

The sale or availability for sale of substantial amounts of our Class A common shares, page 61

2.

We note your disclosure that Mr. Radke entered into a loan agreement with third-party lenders. Revise this section to disclose whether the loan is currently performing under its terms, including any scheduled repayments.

In response to the Staff’s comment, the Registrant has revised its disclosure on page 63 of the Registration Statement.

Certain Material Tax Considerations, page 219

3.

Please tell us the status of Accelerant Re Cayman’s 953(d) election. If additional material risks or material adverse effects could result from Accelerant Re Cayman’s 953(d) election status, please include risk factor disclosure as appropriate. Please also describe here or elsewhere as appropriate the steps you have taken to mitigate the effects of the BEAT.

As noted in the Registrant’s response to the Staff’s comment above, the Registrant withdrew its 953(d) election for Accelerant Re for the 2023 and prior tax years, which withdrawal was subsequently acknowledged by the United States Internal Revenue Service.

As discussed on page 251 of the Registration Statement, the Registrant has restructured its internal reinsurance in such a manner that its non-U.S. reinsurer only reinsures business from its non-U.S. ceding companies for U.S. federal income tax purposes. As such, the U.S. ceding companies are not expected to have any material BEAT consequences from their reinsurance transactions. The revised disclosure addresses the risk that would follow if these restructuring efforts were unsuccessful; if this were the case, our U.S. ceding companies could owe material amounts of BEAT.

* * * *

If you have questions with respect to the Registration Statement or the responses set forth above, please direct the questions to me at 212-839-5684 or sgandhi@sidley.com.

Sincerely,

/s/ Samir A. Gandhi
Samir A. Gandhi

cc:	Jeff Radke, Accelerant Holdings
Nancy Hasley, Accelerant Holdings
Robert A. Ryan, Sidley Austin LLP
Thomas Holden, Ropes & Gray LLP
Rachel Phillips, Ropes & Gray LLP